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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 2


                               JO-ANN STORES, INC.
                                (NAME OF ISSUER)



                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    47758P109
                                 (CUSIP NUMBER)


                                  ALAN ROSSKAMM
    JO-ANN STORES, INC., 5555 DARROW ROAD, HUDSON, OHIO 44236 (330) 656-2600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  SEE ATTACHED
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].












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


                                                                                      SCHEDULE 13D/A
CUSIP NO. 47758P109                                                                 PAGE 2 OF 6 PAGES

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BETTY ROSSKAMM

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) [  ]

         NOT APPLICABLE                                                                    (b) [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         NOT APPLICABLE

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                                  [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

      NUMBER OF           7        SOLE VOTING POWER
       SHARES                                                                              128,968*
    BENEFICIALLY          8         SHARED VOTING POWER
      OWNED BY                                                                            750,245**
        EACH              9        SOLE DISPOSITIVE POWER
      REPORTING                                                                            127,319*
       PERSON             10       SHARED DISPOSITIVE POWER
        WITH                                                                              750,245**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                            879,213

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                                                [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.58%

14       TYPE OF REPORTING PERSON
         IN

* Includes 75,000 shares held directly by Mrs. Rosskamm, 22,803 shares held by Mrs. Rosskamm as custodian for the benefit of her grandchildren, and 5,919 and 246 shares held, respectively, through the company stock and PAYSOP funds of the Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Savings Plan"). Mrs. Rosskamm does not have dispositive control with regard to 1,403 shares held in company stock under the Savings Plan and 246 shares held in the PAYSOP fund. Also includes 25,000 shares held by The Rosskamm Family Partnership, with regard to which Mrs. Rosskamm has sole voting and sole dispositive control.

** Includes 750,245 shares held by Rosskamm Family Partners, LP, of which Mrs. Rosskamm is a general and limited partner.

                                  SCHEDULE 13D

ITEM 1.          SECURITY AND ISSUER.

                 (a)      Class A Common Shares, without par value

                 (b)      Jo-Ann Stores, Inc. (hereafter "Jo-Ann")
                          5555 Darrow Road
                          Hudson, Ohio 44236

ITEM 2.          IDENTITY AND BACKGROUND

                 (a)      Betty Rosskamm

                 (b)      5555 Darrow Road
                          Hudson, Ohio 44236

                 (c) Mrs. Rosskamm is Senior Vice President and Secretary of Jo-Ann. Mrs. Rosskamm is also a member of Jo-Ann's Board of Directors

                 (d)      No

                 (e)      No

                 (f)      United States of America

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Not Applicable

ITEM 4.          PURPOSE OF TRANSACTION

                 Other than routine contributions to the Savings Plan and matching employer contributions, Mrs. Rosskamm has not engaged in any transactions with respect to the shares that are the subject of this Schedule 13D. The change in Mrs. Rosskamm's beneficial ownership that is reported on this Schedule 13D is due primarily to an increase in the number of outstanding Jo-Ann shares.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 (a) Mrs. Rosskamm beneficially owns 879,213 shares, representing approximately 8.58% of the issued and outstanding shares as of October 5, 2002. The number of shares beneficially owned by Mrs. Rosskamm includes 75,000 shares held directly by Mrs. Rosskamm, 22,803 shares held by Mrs. Rosskamm as custodian for the benefit of her grandchildren, and 5,919 and 246 shares held, respectively, through the company stock and PAYSOP funds under the Savings Plan. Mrs. Rosskamm does not have dispositive control with regard to 1,403 shares held in the company stock fund under the Savings Plan and 246 shares held in the PAYSOP fund under the Savings Plan. The number of shares beneficially owned by Mrs. Rosskamm also includes 750,245 shares held by Rosskamm Family Partners, LP, of which Mrs. Rosskamm is a general and limited partner. Also included are 25,000 shares held by The Rosskamm Family Partnership, with regard to which Mrs. Rosskamm has sole voting and sole dispositive control.

                 (b) Mrs. Rosskamm has sole power to vote or direct the vote with respect to 128,968 shares. Mrs. Rosskamm has shared power to vote or direct the vote with respect to 750,245 shares. Mrs. Rosskamm has sole power to dispose of or to direct the disposition of 127,319 shares. Mrs. Rosskamm has shared power to dispose of or direct the disposition of 750,245 shares.

                        Mrs. Rosskamm shares voting and dispositive power with respect to 750,245 shares with Mr. Alan Rosskamm. Mr. Alan Rosskamm is a general and limited partner in Rosskamm Family Partners, LP and is Chairman, President and Chief Executive Officer of Jo-Ann. Mr. Alan Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mr. Alan Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Alan Rosskamm is a citizen of the United States of America.

                (c)     None

                (d)     Not Applicable

                (e)     Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                Mrs. Rosskamm, Mr. and Mrs. Zimmerman and Jo-Ann have entered into an agreement, dated September 26, 1997, relating to their Class A and Class B common shares. Under this agreement, Mrs. Rosskamm and her lineal descendants and permitted holders, and Mr. and Mrs. Zimmerman and their lineal descendants and permitted holders, may each sell up to 200,000 Class A common shares in any calendar year and may not sell more than 100,000 of those shares in any 180-day period. If either Mrs. Rosskamm or Mr. and Mrs. Zimmerman plan to sell a number of their Class A common shares in excess of the number permitted under the agreement, they must first offer to sell those shares to the other family party to the agreement, and then with the other family's permission, to Jo-Ann.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

                A copy of the agreement referenced in Item 6 above has been filed with this Schedule 13D as Exhibit 1.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2002                         /S/ BETTY ROSSKAMM
                                        --------------------------------------
                                        Betty Rosskamm

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                                                                       Exhibit 1

                                    AGREEMENT

         THIS AMENDED AND RESTATED AGREEMENT (this "Agreement"), dated September 26, 1997, among FABRI-CENTERS OF AMERICA, INC., an Ohio corporation (the "Company"), BETTY ROSSKAMM, ("Betty Rosskamm") and JUSTIN ZIMMERMAN and ALMA ZIMMERMAN ("Justin and Alma Zimmerman"), amends and restates that certain Agreement among the Company, Martin and Betty Rosskamm and Justin and Alma Zimmerman dated June 2, 1987 relating to the sale or other disposition of shares of Common Stock, without par value, of the Company then owned or thereafter acquired by Betty Rosskamm or Justin and Alma Zimmerman (the "Shares").

         IN CONSIDERATION OF good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

         1. THE SHARES. Except as provided in Section 10, the Shares covered by this Agreement shall be limited to those common shares owned on June 2, 1987 or thereafter acquired by Betty Rosskamm or Justin or Alma Zimmerman and which were reclassified on August 2, 1995 as Class A voting shares of Common Stock, without par value.

2.       PERMITTED TRANSFERS.

                  (a) DEFINITIONS. For purposes of this Section 2 and the remaining provisions of this Agreement the following terms shall have the following meanings:

                           (1) "Rosskamms" shall refer to Betty Rosskamm, the
                  lineal descendants from time to time living of Betty Rosskamm, the spouse of any lineal descendent of Betty Rosskamm, and the executor, administrator or personal representative of any of the foregoing persons.

                           (2) "Zimmermans" shall refer to Justin and Alma
                  Zimmerman, the lineal decedents from time to time living of Justin and Alma Zimmerman, the spouse of any lineal decedent of Justin and Alma Zimmerman, and the executor, administrator or personal representative of any of the foregoing persons.

                           (3) "Permitted Holder" shall refer to (i) any of the
                  Rosskamms or Zimmermans, (ii) a trustee of a trust all of the beneficial interests of which are held by one or more of the Rosskamms or Zimmermans, and (iii) a general or limited partnership, limited liability company, corporation or other entity all of the equity and voting interests of which are held by or for the benefit of one or more of the Rosskamms or Zimmermans or a Permitted Holder. For purposes of Section 3, a Permitted Holder described in clause (iii) of the preceding sentence shall be deemed to have disposed of all Shares held by such Permitted Holder if a person, other than a Permitted Holder, directly holds an equity interest or has the right to vote a voting interest of such Permitted Holder.

                  (b) SALES OF LIMITED NUMBER OF SHARES. All of the Rosskamms and their Permitted Holders, in the aggregate on the one hand, and all of the Zimmermans and their Permitted Holders, in the aggregate on the other hand, are free to sell up to 200,000

         Shares (as adjusted for stock splits, stock dividends or similar recapitalization) in each calendar year during the term of this Agreement, but not more than 100,000 shares may be sold in any 180-day period. Any purchasers of Shares sold under this Section 2(b) will take and hold the Shares free of the right of first refusal in Section 3.

                  (c) CHARITABLE CONTRIBUTIONS. The Rosskamms and their Permitted Holders and the Zimmermans and their Permitted Holders are each entitled from time to time to make gifts of Shares that qualify as charitable contributions for federal income tax purposes, provided that the aggregate market prices, at the time of the respective gifts, of the Shares given by any of them during any calendar year during the term of this Agreement does not exceed $250,000, which amount shall be increased by 5% annually on January 1 of every year this Agreement is in effect over the amount applicable to the immediately preceding year. Any recipients of Shares given under this Section 2(c) will take and hold the Shares free of the right of first refusal in Section 3.

                  (d) TRANSFERS TO A PERMITTED HOLDER. Any Permitted Holder is entitled from time to time to transfer an unlimited number of Shares to any other Permitted Holder. Any Permitted Holder who receives Shares under this Section 2(d) will take and hold the Shares subject to the right of first refusal in Section 3.

                  (e) TRANSFERS BY ESTATE TO RECIPIENTS OTHER THAN A PERMITTED HOLDER. The Rosskamms and their Permitted Holders and the Zimmermans and their Permitted Holders are each entitled from time to time to give, bequeath, or transfer by testate or intestate succession an unlimited number of Shares to any Permitted Holder. An executor, administrator, or personal representative who receives Shares as part of the estate of any of the foregoing persons, whether by testate or intestate succession, is entitled to transfer the Shares to any Permitted Holder. Any Permitted Holder who receives Shares under this
         Section 2(e) will take and hold the Shares subject to the right of first refusal in Section 3. An executor, administrator, or personal representative who receives Shares as part of the estate of any of the Rosskamms, their Permitted Holders or any of the Zimmermans or their Permitted Holders, whether by testate or intestate succession, may transfer the Shares to recipients other than a Permitted Holder only after the proper parties are afforded the right of first refusal set forth in Section 3.

                  (f) SALE TO THE ZIMMERMANS OR THE COMPANY. Any of the Rosskamms or their Permitted Holders, or any charity receiving Shares as provided in Section 2(c), is entitled from time to time to sell an unlimited number of Shares to the Zimmermans or, with the consent of either Justin or Alma Zimmerman (or, if both are then deceased or otherwise incapable of providing such consent, the oldest then living lineal descendent of Justin and Alma Zimmerman), to the Company at prices and on other terms negotiated by the parties. The Zimmermans or the Company will take and hold any Shares purchased under this Section 2(f) free of the right of first refusal in Section 3.

                  (g) SALE TO THE ROSSKAMMS OR THE COMPANY. Any of the Zimmermans or their Permitted Holders, or any charity receiving Shares as provided in Section 2(c), is entitled from time to time to sell an unlimited number of Shares to the Rosskamms or, with the consent of Betty Rosskamm (or, if she is then deceased or otherwise incapable of providing such consent, the oldest then living lineal descendent of Betty Rosskamm), to the Company at prices and on other terms negotiated by the parties. The Rosskamms and the Company will take and hold any shares purchased under this Section 2(g) free of the right of first refusal in Section 3.

                  3. RIGHT OF FIRST REFUSAL. Except for transfers expressly permitted under Section 2, Justin and Alma Zimmerman and the Company will have a right of first refusal, upon the terms and conditions set forth in this Section 3, with respect to any disposition, whether voluntary or by operation of law, of Shares by the Rosskamms or their Permitted Holders, and conversely, Betty Rosskamm and the Company will have a right of first refusal, upon the terms and conditions set forth in this Section 3, with respect to any disposition, whether voluntary or by operation of law, of Shares by the Zimmermans or their Permitted Holders. In each case the party proposing to dispose of shares is the "Transferor," and the party holding the right of first refusal is the "Offeree."

                           (a) NOTICE OF PROPOSED DISPOSITION. Whenever a
                  Transferor proposes to dispose of all or part of his or her Shares (except for transfers expressly permitted under Section
                  2), he or she must offer the Shares to the Offeree and the Company, in writing, setting forth the number of Shares to be disposed of, and the nature of the proposed disposition.

                           (b) EXERCISE OF RIGHT; PURCHASE PRICE AND TERMS. For
                  a period of 20 days after delivery of the notice of the proposed disposition, the Offeree will have the right to purchase all or any portion of the Shares to be disposed of, and the Company will have the right to purchase any of the Shares that the Offeree elects not to purchase; however, the right of the Offeree and the Company to purchase these Shares is conditioned upon the purchase, by the Offeree, the Company, or both, of all (but not less than all) of the Shares to be disposed of. The purchase price will be the Market Price of the Shares, as defined in Section 4, payable in cash upon completion of the purchase. The Offeree or the Company must deliver written notice to the Transferor of the election to exercise the right of first refusal within the 20-day period, and the purchase of the Shares must be completed within 30 days after this notice is delivered.

         4. FAILURE TO EXERCISE; COMPLETION OF PROPOSED DISPOSITION. If the Offeree or the Company do not exercise the right of first refusal and purchase the Shares in accordance with Section 3(b), the Transferor may dispose of the Shares, provided, however, that the proposed disposition must be completed within 60 days after the expiration of the 20-day period within which the Offeree and the Company were entitled to exercise the right of first refusal. Upon compliance with all of the requirements of this Section 3, including the completion of the disposition within the 60-day period, the purchaser or recipient may acquire the Shares free of the restrictions set forth in this Agreement, including the right of first refusal in this Section 3. If the proposed disposition is not completed within the 60-day period or any of the other requirements of this Section 3 are not met or waived in writing by the Offeree and the Company, the disposition may not be completed and the Shares will remain subject to the restrictions set forth in this Agreement, but the Transferor may at any time give a new notice of proposed disposition.

         5. MARKET PRICE. The "Market Price" of the Shares will be an amount equal to the product obtained by multiplying the number of Shares to be purchased times the average, over the period of 20 consecutive days on which trading in Class A voting Common Shares, without par value, of the Company is reported ending 10 calendar days prior to the date on which the Rosskamms or Zimmermans or the Company deliver notice of the exercise of the right (the "20 trading days"), of: (i) the closing price of such shares on each of the 20 trading days as reported by the National Association of Securities Dealers and Instinet for New York Stock Exchange Composite Transactions, or (ii), if such shares are no longer traded on a national securities exchange but are traded in the NASDAQ over-the-counter markets for national market issues, the last sales price of such shares on each of the 20 trading days as quoted in the NASDAQ National Market System, or (iii), if such shares are not traded on a national securities exchange or in the NASDAQ over-the-counter markets for national market issues, the mean between the representative bid and asked prices for such shares on each of the 20 trading days as quoted in NASDAQ or another generally recognized reporting system.

         6. BINDING EFFECT; EXECUTION OF COUNTERPARTS BY RECIPIENTS; ENFORCEMENT. This Agreement will bind the Company, its successors and assigns, and the Zimmermans, the Rosskamms, and any Permitted Holder, and their successors, assigns, executors, administrators, and personal representatives. The Rosskamms, Zimmermans or the Company may, in their or its discretion, require any Permitted Holder, as a condition to the transfer of any Shares to the Permitted Holder, to sign a counterpart of this Agreement or other instrument to confirm that the Permitted Holder will take and hold the Shares subject to the right of first refusal in Section 3. The failure by any Permitted Holder to sign a counterpart of this Agreement or other instrument will not, however, relieve the Permitted Holder of his, her or its obligation to comply with Section 3. The Rosskamms and Zimmermans will monitor and keep track of sales permitted under Section 2(b). This Agreement is for the benefit of and may be enforced by the Company, the Rosskamms, the Zimmermans, and any Permitted Holder and the successors, assigns, executors, administrators, and personal representatives of any of the foregoing persons.

         7. LEGEND ON SHARES. As soon as practicable following the execution of this Agreement, Betty Rosskamm and Justin and Alma Zimmerman will deliver to Harris Trust and Savings Bank, as transfer agent, certificates for all of the Class A voting Common Shares owned by them. The transfer agent will promptly return the certificates to the respective shareholders with the following legend inscribed on them:

                  The sale or other disposition of the shares represented by this certificate is subject to restrictions set forth in an Amended Agreement, dated _______________, 1997, among Fabri-Centers of America, Inc., Betty Rosskamm, Justin Zimmerman, and Alma Zimmerman. Certain transferees of these shares will take and hold the shares subject to the restrictions set forth in the Agreement. Fabri-Centers of America, Inc. will mail to the shareholder a copy of this Agreement without charge within five days after receipt of written request therefor.

In addition, the Rosskamms consent to the placing of this legend on (i) certificates issued to them for any Shares acquired by them after the date of this Agreement and (ii) certificates for any Shares issued to a Permitted Holder.

         8. NOTICES. Any notices or other communications required or permitted to be delivered under this Agreement will be deemed to be delivered when hand delivered or received by the addressee through the United States mail (registered or certified mail, return receipt requested) and addressed as follows:

                  (i) To the Company at 5555 Darrow Road, Hudson, Ohio 44256.

                  (ii) To Betty Rosskamm at 5200 Three Village Drive, Apt. 2, J-K, Lyndhurst, Ohio 44124 or at the address of any then current residence known to the Company or the Zimmermans.

                  (iii) To Justin Zimmerman or Alma Zimmerman at 2688 Sulgrave Road, Shaker Heights, Ohio 44122 or at the address of any then current residence known to the Company or the Rosskamms.

Any part may change the address to which notices are to be given by notifying the other parties of the change.

         9. TERM. The term of this Agreement will extend from the date first written above to the date fifteen years after the death of Betty Rosskamm, or if earlier, fifteen years after the death of the survivor of Justin and Alma Zimmerman.

         10. MISCELLANEOUS. The rights of any party under this Agreement may not be assigned without the prior written consent of all of the other parties. This Agreement will be interpreted and enforced in accordance with the laws of the State of Ohio; constitutes the entire agreement among the parties on its subject matter; may be executed in two or more counterparts; and may be amended only in writing signed by all of the parties.

         11. CLASS B NON-VOTING COMMON SHARES. The parties recognize that excessive sales of Shares, whether Class A voting shares or Class B non-voting shares, by the Rosskamms or the Zimmermans might adversely affect the market for the publicly traded Shares. Accordingly, the parties intend that not more than 100,000 Class B non-voting Shares be sold in any 60-day period by the Rosskamms or the Zimmermans. If either the Rosskamms or the Zimmermans, or any one of them, should conclude that it is necessary for any reason to sell more than 100,000 such Shares in any 60-day period, then the Company, but only the Company, shall have the right of first refusal to purchase the number of such Shares proposed to be sold in excess of 100,000 as provided in Section 3 and at a price established as provided in Section 4 (except that for the purpose of this Section, the phrase Class A voting Common Shares shall be changed to read Class B non-voting Common Shares). Except as otherwise provided in this Section, the Rosskamms and the Zimmermans may freely dispose of their respective Class B non-voting Shares and without regard to this Agreement.

         IN WITNESS WHEREOF, the parties have signed this Agreement on the date first written above.

                                             FABRI-CENTERS OF AMERICA, INC.


                                             By    /s/ Illegible
                                                --------------------------------
                                                   Title:  CFO


                                             /s/ Justin Zimmerman
                                             -----------------------------------
                                             Justin Zimmerman


                                             /s/ Betty Rosskamm
                                             -----------------------------------
                                             Betty Rosskamm


                                             /s/ Alma Zimmerman
                                             -----------------------------------
                                             Alma Zimmerman